                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (CHECK ONE): [X] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K
                          [ ] FORM 10-Q [ ] FORM N-SAR

                       FOR PERIOD ENDED: DECEMBER 31, 1998

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR
                      FOR THE TRANSITION PERIOD ENDED: ____

 IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
                 THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

                                 NOT APPLICABLE


                        PART I -- REGISTRANT INFORMATION


                          UNITED PETROLEUM CORPORATION

                             FULL NAME OF REGISTRANT


                            FORMER NAME IF APPLICABLE

                                     0-25006

                                 SEC FILE NUMBER

                       2620 MINERAL SPRINGS ROAD - SUITE A

            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                               KNOXVILLE, TN 37917

                            CITY, STATE AND ZIP CODE

                        PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to complete its financial statements in time to file by the March 31, 1999 filing date. This is largely due to a change in accounting firms used by the Registrant. In addition, the Registrant has recently filed for protection under Chapter 11 of the federal bankruptcy laws and has been required to devote substantial management, accounting and legal resources to the bankruptcy proceedings which has delayed the filing of the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    L. Douglas Keene, Jr.                    (423) 688-6204
    (Name)                                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The company financial statements will changes as a result of the bankruptcy proceedings referred to above. The exact amount of the changes is yet to be determined.

                          United Petroleum Corporation

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999

By    /s/ L. DOUGLAS KEENE, JR.
  -----------------------------------------
  L. Douglas Keene, Jr.
  Executive Vice President and CFO